Mail Room 4561

March 9, 2007

Michael W. Trudnak
Chairman and Chief Executive Officer
Guardian Technologies International, Inc.
516 Herndon Parkway, Suite A
Herndon, Virginia 20170

> **Re:**   **Guardian Technologies International, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed on February 9, 2007**
> **File No. 333-139591**
>
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Form 10-Q for the period ended September 30, 2006, as amended**
> **File No. 0-28238**

Dear Mr. Trudnak:

We have reviewed your responses and amended filings and have the following comments. All references to prior comments relate to our letter dated January 19, 2007.

<u>General</u>

1. Please refer to prior comment 2. We are unable to concur with your assertion that the conversion limitation provision that allows for the holder to waive the conversion limitation of 4.99% and change it to 9.99% limitation does not provide the debenture holders with investor discretion. Please tell us whether the conversion limitation relates to the maximum number of shares the holder could receive or whether it is rather a limitation on the holders' right to convert at any one time. To the extent the limitation relates to the former, please include disclosure noting that the registered shares may not be used to meet the additional share requirements if the waiver is exercised.

2. Please refer to prior comment 3. We are unable to concur with your assertion that the ability of the investor to waive the Equity Conditions does not give the investors a potential investment decision. Here, it appears that the investors maintain the ability to permit payments by the company in shares of common stock, which could otherwise only

occur if the Equity Conditions have been met. The express ability of the debenture holders to waive the condition at their election as provided for in Section 2(a) constitutes investor discretion, which is not permissible in a PIPE transaction. Note, in contrast, that mere possibility of a waiver such as you refer to in your response would not have the same result. Please revise to clarify that the prospectus would not be available for the resale of shares issued to pay interest that accrues after the initial filing of this registration statement. Note however that shares relating to any interest that accrued prior to the initial filing of the registration statement may be properly included in the registration statement.

Recent Developments, Page 6

3. We note the revisions made to the summary description of the debenture and warrant financing in response to prior comment 5. However, the summary section devotes seven pages of disclosure to the details of the debentures and warrants. We believe that this information is too detailed for the summary section, which is not intended to provide all of the information regarding the matters summarized. Please revise the disclosure to include a brief description of the debentures and warrants and include a cross-reference to the more detailed discussion located elsewhere in the prospectus, such as Description of Securities. In making this revision, avoid using vague terms such as "certain" adjustments or milestones and instead briefly describe the types of adjustments or milestones.

Risk Factors, page 14

4. Please refer to prior comment 6. While we note the added risk factor regarding the severe working capital deficit and the company's reliance on loans and salary deferments from officers of the company, we did not locate disclosure regarding your liquidity position and whether you have sufficient cash resources to meet your financial obligations for the next 12 months. Please revise the first risk factor that begins "Our business plan and technologies are unproven" to alert investors to the fact that your current cash resources will fund less than one month of operations, if true, and then state the amount required to fund your financial obligations for the next 12 months.

Legality Opinion

5. We reissue prior comment 12. Your legality opinion dated February 8, 2007 continues to retain the reference to the laws of the District of Columbia. Please either remove the reference to the laws of the District of Columbia or explain the reason for including the reference.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: (202) 318-4486</u>
        Neil R.E. Carr, Esquire
        Babirak, Vangellow & Carr, P.C.